Exhibit 6.6

Certain identified information has been excluded

from the exhibit because it is both not material and

is the type that the registrant treats as private or confidential.

Greenhouse Services Agreement

Service Provider: [ ] Phone: [ ] (M) Email: [ ] Property: [ ] Bridgewater VA 22812	Company: Cabbacis LLC Phone: [ ] Email: jp@cabbacis.com Billing Address: 7954 Transit Road, No. 316 Williamsville, NY 14221

Terms and conditions for the provision of services by Colleen Johnson (“Service Provider”) to Cabbacis LLC (“Company”) are outlined herein (the “Agreement”).

Whereas Company requires greenhouse space for the production of its plants and seeds produced therefrom and Service Provider is willing to provide such greenhouse space and other services to the Company. Therefore, for good and valuable consideration, parties agree as follows:

1. Service Provider will provide:

•	Use of Service Provider’s Greenhouse, as shown in Addendum, and access to the property
•	Relevant utilities for lighting, water, and heat control (included in monthly rental fee)
•	Daily inspection and monitoring
•	Maintenance of plants according to Company instructions
•	Regular communication with Project Manager, Michael Moynihan, R&D Director of Cabbacis LLC

2. Company will provide:

•	Plants
•	Plant care instructions shall be provided by the Project Manager
•	Consumable planting materials (e.g. soil, fertilizer)
•	Transportation or shipping of plants and consumable planting materials

3. Amendments: Changes to the Agreement shall be made only by mutual written agreement of both parties.

4. FEE: $600/month (USD), paid quarterly in advance.

5. Payment: Company shall pay all fees as set in the Agreement (due Net 30 from invoice).

6. TERM: The term of this Agreement will be for a minimum of three (3) months and will be effective as of October 16, 2021, with automatic renewals for additional one-month periods on the fifteenth day of each month until canceled by either party.

7. CANCELLATION: The Agreement is cancellable with 30-day notice by the Company, or 60-day notice by the Service Provider. At the time of such cancellation all fees due to Service Provider will be invoiced in full as effective up to the cancellation date, any prepaid fee by Company will be returned to Company from date of cancellation to end of current quarter. All materials and property of the Company will be available for retrieval by an authorized party of the Company. Any property abandoned at the Service Provider after 60 days of cancellation of the Agreement shall become the property of the Service Provider and may be disposed of by Service Provider at such time, unless other arrangements for retrieval have been made between parties in writing.

8. FORCE MAJEURE: Both parties shall be excused from any liability under this Service Agreement for any delay in performance or failure to perform caused by circumstances which are beyond the reasonable control of that party, including without limitation acts of God, natural disaster, fire, flood, labor or material shortages, war, vermin, earthquakes, tsunami, acts of terrorism, pandemic etc. (a ‘Force Majeure Event’).

9. LIMITATION OF LIABILITY: Service Provider makes no representations or warranties under this Service Agreement. The parties agree that in no event whatsoever shall the liability of Service Provider exceed the amount of the fees paid to Service Provider in the prior twelve-month period. It is agreed that in no event shall Service Party be liable for special, incidental, consequential, or indirect damages, regardless of cause, whether such losses arise directly or indirectly from Service Provider’s acts, omissions, or breach. For the purpose of this agreement the Parties agree that “Consequential Damages” include but are not limited to the loss of usability of product, loss of profit, loss of business opportunity. Purchaser explicitly accepts the provision of this paragraph in return for the prices granted under the Service Agreement. Service Provider shall have no liability with respect to claims relating to or arising from the use of third-party products and services.

10. PROPERTY RIGHTS: Property of the Company, including plants provided by Company and seeds, leaf, progeny, or other materials derived from the plants (“Plant Materials”) shall remain the sole property of Company. Service Provider will not distribute the Plant Material, without Company’s written consent, and the Plant Material shall be grown and remain at the Premises until Company determines otherwise; provided, however, in the event that Company does not have the Plant Material removed from the Premises prior to the termination of the Agreement, Service Provider may at any time thereafter destroy and dispose of the Plant Material. Property of the Service Provider shall remain the sole property of the Service Provider.

11. Access to Premises: Service Provider will allow Company access to the Plant Material at the Premises during normal business hours (M-F 8:00-5:00, exclusive of national holidays). Any visit to premises by a member of Company other than Project Manager Michael Moynihan, shall require at least twenty-four (24) hours’ prior notice to Service Provider to arrange an appointment.

12. CONFIDENTIALITY: Service Provider acknowledges that she may receive trade secrets and information of a confidential or proprietary nature relating to the services provided to the Company. The Service Provider and Company acknowledge that the existence and the terms of this Agreement and any oral or written information exchanged between the Company, including Michael Moynihan, R&D Director of Cabbacis LLC, and the Service Provider in connection with the performance of services under this Agreement are regarded as confidential information. Each party shall maintain confidentiality of all such confidential information, and without obtaining the written consent of the other party, it shall not disclose any relevant confidential information to any third parties, except for the information that: (a) is or will be in the public domain (other than through the receiving party’s unauthorized disclosure); (b) is under the obligation to be disclosed pursuant to the applicable laws or regulations, rules of any stock exchange, or orders of the court or other government authorities; or (c) is required to be disclosed by any party to its shareholders, investors, legal counsels or financial advisors regarding the transactions hereunder, provided that such shareholders, investors, legal counsels or financial advisors shall be bound by the confidentiality obligations similar to those set forth in this Agreement. Notwithstanding anything to the contrary of this paragraph 12, Service Provider may disclose the existence of this Agreement, aggregate annual payments, and other details of this Agreement to her employer without violating any of the terms of this Agreement.

13. GOVERNING LAW: This Agreement will be governed by and construed and interpreted in accordance with the laws of the State of New York, without regard to such jurisdiction’s laws regarding conflicts of laws.

Service Provider and Company agree that this Agreement may be executed by original signature, scanned copy (by email) or by facsimile, which shall be deemed an original and which shall constitute but one and the same instrument. Any notices provided under this Agreement shall be given at the email addresses or physical locations provided above.

Acceptance:

In witness hereof, the parties hereto have executed this Agreement.

Service Provider		Cabbacis LLC

/s/ Colleen Johnson		/s/ Joseph Pandolfino
Name:	Colleen Johnson	Name:	Joseph Pandolfino
Title:	NA	Title:	President
Date:	October 21, 2021	Date:	October 21, 2021

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